

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2012

<u>Via E-mail</u>
Jon S. Cummings, IV
Chief Executive Officer
Omega Commercial Finance Corporation
1000 5th Street, Suite 200
Miami, Florida 33139

Re: Omega Commercial Finance Corporation
Registration Statement on Form S-1/A
Filed June 21, 2012
File No. 333-180443

Dear Mr. Cummings:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The staff considers the equity line resale an indirect primary offering as the registrant is not primary eligible to use Form S-3 and therefore cannot be registered at this time. The staff notes the Investment Agreement contains a put option that is based on a formula tied to the public price, however, because the staff does not consider the Pink Sheets to be a public market, the staff does not consider the private placement to be complete. The selling shareholder must wait until exercise of the put and receipt of the shares before the shares can be registered for resale. With regard to the remaining shares being offered, since there is no public market, the shares must be priced.

Please revise the cover page to remove the equity line shares and replace the pricing information of the remaining shares with an established price range until such time as your common stock is listed on the OTCBB. After your common stock is quoted on the OTCBB, you can file a post-effective amendment indicating that the selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices.

Please make corresponding changes to the Plan of Distribution and elsewhere throughout the Prospectus.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-5

1. We note the company recognizes revenues from loan processing fees under ASC Topic 605. Tell us how the company considered the accounting guidance in ASC Topic 310-20 as it relates to the accounting for these loan processing fees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel